FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of            March,                2005.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☑

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are copies of the Notice of Meeting,
the Management Proxy Circular and Form of
proxy in connection with the Annual Meeting of
the shareholders of Domtar Inc. to be held on
April 28, 2005.

Domtar Inc.
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6 Canada

March 24, 2005

TO HOLDERS OF COMMON SHARES

You are invited to the Annual Meeting of holders of Common Shares of Domtar Inc. that will be held in the Grand Salon of the Mount Royal Centre, 2200 Mansfield Street, Montreal, Quebec, Canada, on Thursday, April 28, 2005 at 1:30 p.m.

The items of business to be considered at this meeting are listed in the Notice of Meeting and described more fully in the attached Proxy Circular.

Should you be unable to attend the meeting, it would be appreciated if you would complete, sign, and return the Proxy Form to our transfer agent, Computershare Trust Company of Canada, in the enclosed envelope at your earliest convenience.

Yours truly,

/ s /

Raymond Royer
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
FIVE-YEAR CUMULATIVE TOTAL RETURNS
SIGNATURE

Domtar Inc.

NOTICE OF THE ANNUAL MEETING
OF THE HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of Common Shares of Domtar Inc. (the “Corporation”) will be held in the Grand Salon of the Mount Royal Centre, 2200 Mansfield Street, Montreal, Quebec, Canada, on Thursday, April 28, 2005, at 1:30 p.m., local time, for the purposes of:

1.	Receiving and considering the audited consolidated financial statements of the Corporation for the year ended December 31, 2004 and the auditors’ report thereon;

2.	Electing Directors;

3.	Appointing auditors for the ensuing year; and

4.	Considering such other business as may properly be brought before the meeting.

The Directors have by resolution fixed the close of business on March 15, 2005 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the aforementioned meeting.

Given at Montreal, Quebec, on this 24th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS,

/ s /

RAZVAN L. THEODORU
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

Domtar Inc.

MANAGEMENT PROXY CIRCULAR

     Except as otherwise indicated, the information contained herein is given as of March 11, 2005, and all dollar amounts set forth herein are expressed in Canadian dollars.

SOLICITATION OF PROXIES

     This Management Proxy Circular is provided in connection with the solicitation by the management of Domtar Inc. (the “Corporation”) of proxies for use at the Annual Meeting (the “Meeting”) of the holders of Common Shares (the “Common Shares”) of the Corporation to be held on April 28, 2005 at the time, place and for the purposes set forth in the foregoing Notice of Meeting and at any adjournment or adjournments thereof. The management of the Corporation does not propose to solicit proxies otherwise than by mail; however, it reserves the right to solicit proxies at nominal cost by telephone, Internet, telegram or by personal interview. Banks, brokerage houses and other custodians, nominees or fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorization for the execution of proxies. The Corporation shall, upon request, reimburse banks, brokerage houses and other custodians, nominees or fiduciaries for their reasonable expenses in forwarding proxy material to their principals. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named as proxies in the enclosed form of proxy are Directors and/or Officers of the Corporation. A shareholder has the right to appoint some other person who need not be a shareholder to represent him at the Meeting but, in the case of a corporation, such person must have been duly authorized in writing to act at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy. To be effective, proxies must be received by Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof, or be presented at the Meeting.

     A shareholder who executes and returns the accompanying form of proxy may revoke the same by instrument in writing executed by the shareholder, or by his attorney authorized in writing, and deposited either at the principal executive offices of the Corporation, to the attention of the Secretary of the Corporation, 395 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H3A 1L6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Corporation has only one class of voting securities, its Common Shares, of which 230,409,148 shares are issued and outstanding. Each holder of Common Shares is entitled to one vote at the Meeting or any adjournment thereof for each such Common Share registered in the holder’s name as at the close of business on March 15, 2005 (the “Record Date”). Only shareholders of record at the close of business on March 15, 2005, who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

     If Common Shares are not registered in a shareholder’s own name (“beneficial shareholder”) and are held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution, the nominee will be required to seek instructions as to how to vote the shares of the beneficial shareholder. For that reason, a beneficial shareholder will need to receive this Circular from the nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which a beneficial shareholder should follow carefully. If a beneficial shareholder has voted and wants to change the voting instructions and vote in person, the beneficial shareholder must contact his nominee to discuss whether this is possible and what procedure to follow.

     Since the Corporation does not have access to the names of its beneficial shareholders, if a beneficial shareholder attends the meeting, the Corporation will have no record of his shareholding or of his entitlement to vote, unless the nominee has appointed the shareholder as proxyholder. Therefore, a beneficial shareholder who wishes to vote in person at the meeting, should insert his own name in the space provided on the voting instruction form sent to him by the nominee. By doing so, the nominee is instructed to appoint the beneficial shareholder as proxyholder. Then the beneficial shareholder must follow the signing and return instructions provided by his nominee. The beneficial shareholder should not otherwise complete the form, as he will be voting at the meeting.

     To the knowledge of the Directors and Officers of the Corporation, the only persons who own beneficially or exercise control or direction over more than 10% of the Common Shares are George Weston Limited which beneficially owns 30,483,252 Common Shares representing 13.23% of all voting shares, and Caisse de dépôt et placement du Québec (“Caisse”) which beneficially owns 28,073,885 Common Shares representing 12.18% of all voting shares.

VOTING OF SHARES REPRESENTED BY PROXY

     Common shares represented by proxies in the accompanying form of proxy will be voted in accordance with the instructions indicated thereon.

     If no instruction is specified, such shares will be voted in favour of the election as Directors of the persons named under the heading Election of Directors, and in favour of the appointment as auditors of the firm named under the heading Appointment of Auditors. The form of proxy also confers discretionary voting authority on those persons designated therein with respect to amendments to the proposals identified in the Notice of Meeting and with respect to other business, which may properly be brought before the Meeting. If such amendments or other business is properly brought before the Meeting, the management nominees designated in such form of proxy will vote the Common Shares represented thereby at their discretion in respect of such amendments or other matters.

     The management of the Corporation knows of no such amendments or other business to be brought before the Meeting.

ELECTION OF DIRECTORS

     Pursuant to the amendment to the Articles of the Corporation, approved by the shareholders at the annual meeting held on April 29, 2004, the Board of Directors of the Corporation appointed two additional Directors, Messrs. Jack C. Bingleman and Raymond Chrétien, thus bringing the total number of Directors to eleven.

     Except where authority to vote on the election of Directors is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth on the following page. Each Director will be elected to hold office until the earlier of the next annual meeting of shareholders or such other meeting of shareholders called to elect Directors as provided in the Articles of the Corporation unless, prior thereto, a Director resigns or the office of such Director becomes vacant by death, removal or other cause. If prior to the Meeting, any of the said nominees shall be unable or, for any reason, shall become unwilling to serve as a Director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons as Directors. The management of the Corporation is not aware that any of such nominees would be unwilling to serve if elected. As you will note from the attached form of proxy, in accordance with best practices, shareholders may vote individually for each Director or collectively for a single slate of Directors.

     The following table sets forth the name, place of residence, principal occupation, and/or major positions and offices within the Corporation, and length of service as a Director of each of the persons proposed for election as Directors of the Corporation, as well as the number of Common Shares beneficially owned, the number of Deferred Share Units (a) held by each of them and their committee memberships:

Jack C. Bingleman Vero Beach, Florida, U.S.A. Director since: 2005 (b) Share ownership: 20,000 DSU ownership: - Committee memberships: -	Mr. Bingleman is President of Indian River Asset Management Inc. (management company) and he was, prior to 2001, President and Director of Staples International Inc. (Europe).

Raymond Chrétien Montreal, Quebec, Canada Director since: 2004 (c) Share ownership: - DSU ownership: 200 Committee memberships: -	Mr. Chrétien is strategic advisor with Fasken Martineau DuMoulin LLP (lawyers). From 2000 to 2003, he was Ambassador of Canada to France, and previously to the United States, Belgium, Mexico and the Congo.

Paul-Henri Couture Montreal, Quebec, Canada Director since: 1994 Share ownership: (d) DSU ownership: (d) Committee memberships: Human Resources	Mr. Couture is Vice-President of Capital d’Amérique CDPQ Inc. (investment company), a wholly owned subsidiary of Caisse de dépôt et placement du Québec.

Louis P. Gignac Montreal, Quebec, Canada Director since: 1995 Share ownership: 2,800 DSU ownership: 12,948 Committee membership: Audit (Chair)	Mr. Gignac is President and Chief Executive Officer of Cambior Inc. (mining).

Claude R. Lamoureux
Toronto, Ontario, Canada
Director since: 1992
Share ownership: 7,800
DSU ownership: 27,924
Committee memberships: Audit - Nominating and
Corporate Governance (Chair) - Pension (Chair)
Mr. Lamoureux is President and Chief Executive Officer of the Ontario Teachers’ Pension Plan (pension fund management).

Jacques Laurent
Montreal, Quebec, Canada
Director since: 1996
Share ownership: 4,800
DSU ownership: 23,029
Committee memberships: Audit - Environment and
Health and Safety (Chair) - Nominating and
Corporate Governance
Mr. Laurent is partner of Borden Ladner Gervais LLP (lawyers). From 2001 to 2003, he was Chair of the Board of Hydro-Québec.

(a)	See page 6 for a description of the Deferred Share Unit Plan for Outside Directors.

(b)	Mr. Bingleman was appointed to the Board on October 28, 2004, effective January 1, 2005.

(c)	Mr. Chrétien was appointed to the Board on October 28, 2004.

(d)	Pursuant to CDPQ policy, Mr. Couture may not hold any Domtar shares or DSUs.

Brian M. Levitt Montreal, Quebec, Canada Director since: 1997 Share ownership: 5,800 DSU ownership: 27,034 Committee membership: Human Resources (Chair) - Pension	Mr. Levitt is Chair of the Board of the Corporation since April 29, 2004. He is Co-Chair and partner of Osler, Hoskin & Harcourt LLP (lawyers) since 2001.

Gilles Ouimet Montreal, Quebec, Canada Director since: 2004 Share ownership: 3,000 DSU ownership: 3,031 Committee memberships: Audit - Environment and Health and Safety	Mr. Ouimet is currently corporate director. He was, until May 2004, Chair of the Board of Pratt & Whitney Canada, where he held various senior executive positions including President and Chief Operating Officer, and President and Chief Executive Officer.

Louise Roy Montreal, Quebec, Canada Director since: 1997 Share ownership: 800 DSU ownership: 19,670 Committee memberships: Environment and Health and Safety - Human Resources	Mrs. Roy is Associate Fellow; Chair, Leadership for Tomorrow Forum - CIRANO, since 2002 (liaison and transfer organization). Previously, she was Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA).

Raymond Royer Montreal, Quebec, Canada Director since: 1996 Share ownership: 467,915 DSU ownership: (e) Committee memberships: Environment and Health and Safety - Pension	Mr. Royer is President and Chief Executive Officer of the Corporation since 1996.

Robert J. Steacy Toronto, Ontario, Canada Proposed for election Share ownership: - DSU ownership: - Committee memberships: -	Mr. Steacy is Executive Vice-President and Chief Financial Officer of Torstar Corporation (international media conglomerate) since 2002; previously, he held various senior financial executive positions since 1978.

Gene R. Tyndall Miami, Florida, U.S.A. Proposed for election Share ownership: - DSU ownership: - Committee memberships: -	Mr. Tyndall is partner and co-founder of Supply Chain Executive Advisors, LLC (supply chain management) since 2003. Previously, he was Executive Vice-President with Ryder System, Inc.

Edward J. Waters Greenwich, Connecticut, U.S.A. Director since: 1982 Share ownership: 800 DSU ownership: 16,297 Committee memberships: Nominating and CorporateGovernance - Pension	Mr. Waters is Chair, President and Chief Executive Officer of Cape & Islands Investment Company Ltd. (investment banking).

(e)	Mr. Royer is a participant in the Executive Deferred Share Unit Plan — see Executive Deferred Share Unit Plan on page 11, CEO Compensation on page 12 and Summary Compensation Table on page 13.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

     The Corporation believes that attendance at meetings is crucial for the Directors’ fulfillment of their duties and responsibilities. The following table indicates the number of Board and committee meetings held between January 1 and December 31, 2004, and the attendance of the Directors:

				Nominating &
			Human	Corporate	Environment and
Members	Board	Audit	Resources	Governance	Health & Safety	Pension	Attendance
# of meetings	10	5	5	8	3	2	%
Raymond Chrétien(1)	2	—	—	—	—	—	100%
Paul-Henri Couture	8	—	5	—	—	—	87%
Louis P. Gignac	9	5	—	—	—	—	93%
Claude R. Lamoureux	10	5	—	8	—	2	100%
Jacques Laurent	10	5	—	8	3	—	100%
Brian M. Levitt(2)	10	—	3	—	—	2	100%
Gilles Ouimet(3)	5	2	—	—	2	—	100%
Louise Roy	9	—	5	—	3	—	94%
Raymond Royer	10	—	—	—	3	2	100%
Edward J. Waters	10	—	—	8	—	1	95%

(1)	Appointed to the Board on October 28, 2004.

(2)	Appointed to the H.R. Committee on April 29, 2004.

(3)	Appointed to the Board on April 29, 2004.

DIRECTORS’ COMPENSATION

Annual and attendance fees

     Non-management Directors receive compensation for acting as members of the Board of Directors and as members of any committee of the Board. Such Directors receive the following annual and attendance fees:

Fee	2004	2005
Director annual retainer	$22,000	$29,000
Board meeting attendance fee	$1,200	no change
Committee attendance fee	$1,200	no change
Chair of the Board annual retainer fee	$150,000(1)	no change
Annual fee as member of a committee	$4,000	no change
Annual fee as Chair of the Audit Committee	$6,000	$10,000
Annual fee as Chair of the Human Resources Committee	$6,000	$3,000
Annual fee as Chair of any other committee	$1,000	$3,000

(1)	Effective April 29, 2004. Includes Director annual retainer of $22,000 ($29,000).

     The total amount of fees paid by the Corporation to its Directors in respect of the 33 meetings of the Board and committees of the Board held during 2004 was $575,848.

Deferred Share Unit Plan for Outside Directors

     Effective January 1, 1999, the Corporation adopted the Deferred Share Unit Plan for Outside Directors. Every year, the Board of Directors determines the number of deferred share units (“DSUs”) to be received by an outside Director. A DSU is a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Corporation to an account in the name of the outside Director and payable only at the end of his mandate on the Board of Directors. When normal cash dividends are paid on Common Shares, equivalent amounts in the form of additional DSUs are credited to the individual Director’s account. A Director may elect to receive the annual retainer and attendance fees in DSUs. When the Director’s mandate on the Board ends, the DSUs are paid in cash or by way of Common Shares purchased on the market, based on the market value of the Common Shares at that time, less applicable deductions. DSUs represent the variable component (at risk) of the Directors’ compensation.

     In addition, a Director also receives a grant of DSUs as determined from time to time by the Board. For 2004, the number of DSUs was established at 300 per quarter per Director and at 875 DSUs per quarter for the Chair of the Board. Each DSU granted respectively on March 31, June 30, September 30 and December 31, 2004 had a value equal to the market price of one common share of the Corporation on such dates, i.e., $15.70, $17.21, $15.20 and $14.50 respectively. In order to bring Directors’ total compensation to the median of the Canadian and U.S. markets, effective January 1, 2005, the number of Director DSUs was increased to 600 from 300 DSUs per quarter. Also, Directors may now elect to receive, instead of DSUs, 600 Common Shares of the Corporation per quarter. If they so elect, they must hold the shares as beneficial owners for at least three years from the date of issuance.

     Under the terms of the Plan, a Participant receives, not later than the 31st of January following the end of the year during which the Participant’s Termination Date occurred, a lump sum payment in cash equal to the number of DSUs recorded in the Participant’s account on the Termination Date multiplied by the Termination Value of the Common Shares or, if the Participant so elects, a number of Common Shares to be purchased on the open market equal to the number of DSUs then recorded in the Participant’s account, less in either case any applicable withholding tax. Under the terms of the Plan, each of Messrs. Claude Fontaine and Jacques Girard, who ceased to be Directors of the Corporation on April 29, 2004, received a gross payment of $264,222 and $473,819 respectively after having served on the Board for 9 and 8 years respectively.

     On December 13, 2001, the Board of Directors adopted a policy stating that the Directors will hold a personal investment in shares and DSUs of the Corporation, of at least six (6) times the amount of the Director annual retainer, which is currently at $29,000, over a period of three (3) years. This policy does not apply to Directors who, by reason of policies of their own employers, may not benefit personally from the Director compensation paid by the Corporation.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation has purchased a Directors’ and Officers’ Liability Insurance policy for the benefit of the Corporation, its Directors and Officers against certain liabilities incurred by them in their capacity as Directors or Officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. This insurance provides for an annual coverage of $100,000,000 combined limit for liability and reimbursement of payments. The amount of the premium paid by the Corporation in respect of the period from January 1, 2004 to December 31, 2004 was $1,208,864, approximately $90,665 of which is attributable to Directors as a group and approximately $90,665 of which is attributable to Officers as a group, the balance of approximately $1,027,534 being attributable to the Corporation. The deductible applicable to the Corporation is $500,000 for any occurrence and there is no deductible applicable to individual Directors and Officers.

REPORT ON EXECUTIVE COMPENSATION

     The Corporation’s executive compensation program is the responsibility of the Human Resources Committee (the “H.R. Committee”) of the Board of Directors of the Corporation. As part of its mandate, the H.R. Committee recommends the Corporation’s compensation policy to the Board for approval and oversees the hiring, termination, promotion, and compensation of the members of the Management Committee of the Corporation, composed of the President and Chief Executive Officer (“CEO”) and the officers of the Corporation who report directly to him and who, together, constitute the executive officers of the Corporation (“Executive Officers”). For the position of CEO, the H.R. Committee makes hiring and compensation recommendations which are submitted for approval by the Board. The H.R. Committee approves the hiring and the compensation levels for all other members of the Management Committee and reports its decisions to the Board.

     The H.R. Committee also evaluates the performance of the Corporation’s CEO, and it reviews the performance of his direct reports, planning for their succession, as well as the Corporation’s human resources policies and organization, including the design and competitiveness of the Corporation’s compensation plans. None of the members of the H.R. Committee is, or was, an Executive Officer of the Corporation. The H.R. Committee’s charter may be found in the “Corporate Information” section of our web site at www.domtar.com.

Executive Compensation Program

     The Corporation’s executive compensation program is designed with the objective of aligning remuneration with company performance and increasing shareholder value. The executive compensation program is intended to attract, retain and motivate the broad-based management talent needed to achieve the Corporation’s strategic objectives and to reward employees on the basis of individual and corporate performance, both in the short and the long term.

     Independent compensation and benefits consultants are retained periodically by the H.R. Committee to assess the design and competitiveness of the executive compensation program. The Corporation participates in and subscribes to various surveys on executive compensation and independently collects competitive information about other corporations within the industry and about North American manufacturing corporations of similar size.

     Compensation for each of the Executive Officers (including the Named Executive Officers, as hereinafter defined) consists of four components: a base salary, a cash-based annual incentive component, a long-term incentive component, and employee benefits. As an Executive Officer’s level of responsibility increases, a greater percentage of total compensation (as opposed to base salary and standard employee benefits) is based on performance, and the mix of total compensation shifts towards variable compensation, i.e., annual incentive based on a profit-sharing plan (“Profit-Sharing Plan”) (see below under Annual Incentive Compensation) and a long-term incentive program. In 2004, the long-term incentive program was composed of stock options and share purchase rights, and deferred share units (see Long-Term Incentive Compensation). In early 2005, the H.R. Committee conducted a review of long-term incentive components of its executive compensation program, with a view to simplifying its application and administration. The changes resulting from this review are indicated below, in the corresponding sections.

     The Corporation’s compensation policy is to pay total cash compensation well above the median of its comparison group of companies for exceptional results and at the median for satisfactory results. Its compensation practices result in a competitive compensation that largely follows Canadian practices; however, when appropriate, factors related to the North American markets are considered and applied.

     The H.R. Committee believes that these components collectively provide a fair and competitive compensation structure and an appropriate relationship between executive compensation level, the Corporation’s financial and strategic management performance, and shareholder value.

Base salary

     Base salaries are set at levels which are competitive with the base salaries paid by a comparator group of Canadian and U.S. companies recommended by the H.R. Committee’s consultant. The comparator group is composed of manufacturing companies, including the pulp and paper sector, of comparable size in revenues and/or employees, to that of the Corporation. A salary range is established for each salaried position in the Corporation. An Executive Officer’s base salary movement is determined by reviewing his sustained performance and his increased job experience over time, and, correspondingly, positioning his salary within the salary range for his position.

Annual Incentive Compensation

     Annual incentive compensation is directly linked to corporate performance and is part of the Corporation’s short-term incentive program.

     Every year, the H.R. Committee approves the corporate performance objectives and sets the criteria under the Profit-Sharing Plan for annual incentive compensation. This Profit-Sharing Plan applies to all the Corporation’s non-unionized employees, including members of the Management Committee. Unionized employees may participate in the Plan if such participation is provided for in the applicable collective agreement.

     The Profit-Sharing Plan is designed to reinforce behaviour and decision-making that take into consideration the interest of the Corporation as a whole, encourage team spirit and link employee performance with the Corporation’s annual financial results. In 2004, the Plan linked incentive awards to the Corporation’s net earnings (after income taxes, interest, foreign exchange hedging, and accounting provisions) and key performance indicators such as health and safety, quality and productivity improvement programs, and customer service. The latter portion represented 25% of the incentive award, while 75% was based on the Corporation’s return on shareholders’ equity (ROE) as compared to a reference group of competitor companies. The maximum aggregate payout under the Plan has been 15% of the Corporation’s net earnings. The amount of the incentive award, expressed as a percentage of salary, varied between 5% and 50% of earned salary for non-unionized employees, depending on the position level. Under the Plan, the target bonus for the CEO was 50% of his base salary, and the target bonus for the other members of the Management Committee varied between 35% and 40% of their base salaries. No incentive award was paid to the Executive Officers in respect of 2004 under the Plan, as the objectives of the Plan were not reached.

     Effective January 1st, 2005, the portion related to the Corporation’s financial performance will be based on (i) earnings before interest, taxes, depreciation and amortization (“EBITDA”), and (ii) the Corporation’s ROE as compared to the reference group. This portion will represent up to 75% of the annual incentive award for the Executive Officers. The remaining portion of the Executive Officers’ incentive potential will be based on key performance indicators, as determined from time to time by the H.R. Committee. Key performance indicators for the Executive Officers will also include individual specific objectives related to their responsibilities. The maximum payout is limited to twice the individual’s target incentive award.

Long-Term Incentive Compensation

     The long-term incentive component of the executive compensation program is designed to motivate long-term commitment of the executives by sharing in the long-term shareholder value created, and participating in the long-term growth and success of the Corporation.

A. Executive Stock Option and Share Purchase Plan

     The Executive Stock Option and Share Purchase Plan (the “Stock Plan”) is designed to motivate participants and to help encourage the retention of high-performance executives over the long term and to encourage executive stock ownership thereby aligning the interest of management with that of shareholders. The Stock Plan is administered by the H.R. Committee of the Board of Directors which, subject to the terms of the Stock Plan, has the sole authority to interpret the Stock Plan and to prescribe such rules and regulations as it deems necessary. The Stock Plan provides for the granting of stock options (“Options”), share appreciation rights (“SARs”), rights to purchase Common Shares (“Rights”) to selected executives of the Corporation and its subsidiaries (“Participants”). The Stock Plan authorizes the issuance of rights and options with respect to a maximum of 16,000,000 Common Shares (subject to adjustment in the event of any stock dividend, subdivision, reclassification or other similar event). No SARs have been granted since 1991.

     Individual grants of stock options and share purchase rights are granted upon the recommendation of the CEO to candidates identified in succession plans for key management and specialist positions in operating divisions and corporate departments, to high-potential employees to ensure their development and retention, and to qualified candidates when it is necessary, according to market conditions, to attract and retain them in key positions.

     Options

     The eligible executives to whom Options under the Stock Plan may be awarded, and the number of Common Shares subject to such Options, are determined by the H.R. Committee.

     One-fourth of the Options granted may be exercised at the end of each 12-month period after the date of the grant unless otherwise determined by the H.R. Committee. Options expire at a date set by the H.R. Committee at the time of grant which may not be more than 10 years after the grant date except in limited circumstances. Options are not transferable and may be exercised only for as long as the Participant remains an eligible executive or employee, subject to limited exceptions such as death or retirement. Participants must pay for the Common Shares in full on the date of exercise of any Option. No financial assistance is available to Participants with respect to the exercise of Options.

     In February 2003 the Board of Directors, upon recommendation by the H.R. Committee, introduced a new performance feature in order to align the vesting of Options with the performance of the Corporation’s common shares. Previously granted options were not affected by this change. Accordingly, these new performance options are vested in four increments of 25% on each anniversary date of the grant (each an “Annual Portion”), provided the performance of the Corporation’s common share price during the Reference Period, as defined below, is equal to or exceeds the average performance of an index (the “Index”) composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%).

     On each anniversary date of the grant, the average closing price of the Corporation’s Common Shares (the “Average Price”) during the 20 consecutive trading days on the Toronto Stock Exchange immediately preceding each anniversary date of the grant (the “Reference Period”), is used to measure the performance of the Corporation’s common share price and is compared to the average performance of the Index (the “Average Index”) during the same Reference Period.

     The relevant Annual Portion is only vested on a given anniversary date if the performance in the Average Price equals or exceeds the Average Index during the relevant Reference Period. Should this not be the case, the Annual Portion is not vested but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied on a subsequent anniversary date. Any Annual Portion that has not vested on or before the Expiry Date of the Option is automatically lapsed on such Expiry Date.

     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, introduced changes to the Stock Plan. Previously granted Options are not affected by these changes. These changes are: a) except in limited circumstances, the Options period has been reduced to 6 years from 10 years after the grant date; b) the right to exercise the vested Options will be linked to the performance of the Common Shares according to parameters determined by the H.R. Committee from time to time (for the 2005 grant, the H.R. Committee determined that the Common Share market price will have to increase by at least 20% over the grant price before the Option may be exercised); c) the Options will vest in four increments of 25% on each anniversary date of the grant; and d) upon the exercise of the Option, 60% of the difference between the fair market value at the time of exercise and the grant price, will be converted in Common Shares to be held by the participant for at least 12 months after the date of exercise. In addition, the number of eligible employees and the number of Options granted have been reduced by approximately 60% compared to 2004 .

     Rights

     The eligible executives to whom Rights under the Stock Plan may be awarded, and the number of Common Shares to be subject to such Rights, and all other terms and conditions attaching thereto are determined by the H.R. Committee.

     Notice of a grant is given to the Participant who immediately and for a period of 30 days thereafter is entitled to accept such grant (or a portion thereof) at the Specified Price. At the time of exercise of a Right, the Participant must pay in full the Specified Price multiplied by the number of Common Shares for which the Right is being exercised (“Subscription Price”). The Corporation makes available through the trustee under the Stock Plan (“Trustee”) to each Participant other than an Executive Officer, a loan for the purpose of paying the Subscription Price. Such loan bears interest at a rate determined from time to time by the H.R. Committee, and may be in an amount within the limits established and subject to such other terms and conditions as may be determined by the H.R. Committee. All loans must be paid in full no later than the tenth anniversary of making the grant or sooner if the Common Shares are sold. The Participant must pledge to the Trustee the Common Shares purchased with the proceeds of the loan as security for its repayment. Any discount given upon the grant of a Right for the purchase of Common Shares must be repaid by the Participant if the shares are sold within a period of 12 months after the date of the grant.

     In addition, a Participant who exercises a Right will receive from the Corporation on the third anniversary of the date of grant of such Right, or such other date as the H.R. Committee may determine, provided that the Participant still qualifies as an eligible executive on such date, one Common Share (“Bonus Share”) for every four Common Shares purchased by the Participant on the exercise of such Right and still beneficially owned by the Participant on the third anniversary of the date of exercise of such Right or such other date as determined by the H.R. Committee. Bonus Shares issued under the Stock Plan shall be considered fully paid in consideration of past service that is not less in value than the fair equivalent that the Corporation would have received if the Bonus Shares had been issued for money.

     The Participant who is an Executive Officer does not have access to financial assistance as indicated above. Upon receipt of the notice of a grant, he may choose to purchase the shares and pay the Subscription Price in full, or to enter into a non-transferable purchase contract with the Corporation under which the participant will irrevocably commit to purchase the number of Common Shares of the grant at the Subscription Price not later than ten years after the date such contract is entered into.

     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, approved the cancellation of the Rights feature of the Stock Plan. Previously granted Rights are not affected by this change.

     Restricted Stock Plan

     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, approved the implementation of a Restricted Stock Plan (“RSP”). In accordance with the RSP, eligible executives, determined by the H.R. Committee, upon recommendation of the President and CEO, may be granted a certain number of Common Shares. The number of Common Shares granted annually will depend on two factors: i) the executive’s position and ii) the level of payout under the Annual Incentive Compensation (see page 8). The Common Shares to be granted will be purchased on the secondary market by a trustee and will be held in escrow in the name of the eligible executive for a period of three years after the date of the grant. At the end of the three-year period, or any other period as may be determined by the H.R. Committee, the Common Shares will be delivered to the eligible executive, provided that such employee is still employed by the Corporation.

B. Executive Deferred Share Unit Plan

     Deferred share units (“DSUs”) may be provided to members of the Management Committee, to vice-presidents of levels 1 and 2 reporting to Management Committee members, and to key employees upon the recommendation of the President and CEO. Since the inception of the program, DSUs have only been provided to the members of the Management Committee.

     The amount of the grant is determined based on the Corporation’s return on equity during a financial year calculated as the total of: i) the return of a risk-free investment (i.e., the annual average yield on long-term Government of Canada bonds), and ii) a risk premium which corresponds to the historical difference between the yield on long-term Government of Canada bonds and the S&P/TSX index return.

     Once this return on equity is achieved, the participant becomes entitled to a target grant that will vary depending on the participant’s position, namely, 25% of base salary for the President and CEO, 15% for the other members of the Management Committee.

     The value of the DSUs is based on a price equal to the average closing price of the Corporation’s Common Shares during the previous financial year. DSUs are paid only upon the retirement, death or permanent disability of participants. The value of the payment is determined at that time according to market value of the Corporation’s Common Shares during a 12-month period preceding the event, and payment is made within a period of time determined in accordance with the applicable tax rules.

     No DSU becomes vested until the retirement, death or permanent disability of participants or before termination of employment of an Executive Officer provided he was a member of the Management Committee during a continuous period of at least seven (7) years, except with the approval of the H.R. Committee.

     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, approved the cancellation of the DSU Plan. Previously granted DSUs are not affected by this change.

C. Executive Performance Share Unit Plan

     In December 2003, the H.R. Committee approved the introduction of a new performance feature in order to further align the long-term incentive compensation of the Executive Officers with the performance of the Corporation’s common shares compared to a reference group composed of competitor companies, and to further enhance retention. The Executive Performance Share Unit Plan (the “EPSU Plan”) provides that Performance Share Units (“PSUs”) may be granted by the H. R. Committee to members of the Management Committee, executives and other key employees of the Corporation or any of its affiliates upon recommendation of the CEO. Each PSU, subject to the vesting conditions (including certain conditions relating to the relative performance of the Corporation’s Common Shares) set out in each grant being fulfilled, gives a participant the right to receive one Common Share of the Corporation or, at the participant’s option, the cash equivalent at the time of vesting. In the event a participant elects to receive Common Shares, the Corporation will make arrangements for delivery of such shares through purchases on the open market.

Other Compensation Components

     Each of the Corporation’s Executive Officers is entitled to receive additional compensation in the form of payments, allocations, or accruals under various compensation and benefit plans, such as improved medical, life insurance and retirement benefits. The H.R. Committee believes that each of these plans or programs is an integral part of the overall executive compensation program and that, based on advice from independent consultants, they ensure that the Executive Officers of the Corporation receive competitive compensation.

CEO Compensation

     Mr. Royer’s annual base salary is $975,000. At his request, it has not been increased since September 1, 2003.

     No incentive award was paid to Mr. Royer in respect of 2004 under the Profit-Sharing Plan (see Annual Incentive Compensation above) as the performance criteria of the Plan were not reached.

     Pursuant to the Stock Plan, in February 2004, Mr. Royer was granted Options to purchase 100,000 Common Shares of the Corporation at the market price of $15.53 per share. The Option will vest in four increments of 25% on each anniversary date of the grant provided the performance of the Corporation’s common share price during the Reference Period is equal to or exceeds the average performance of an index composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%), and will expire on the tenth anniversary date of the grant. Mr. Royer also purchased 70,000 Common Shares upon the exercise of a Right granted to him concurrently under the share purchase feature of the Stock Plan at a price of $13.977 per share, representing a 10% discount to the market price on the date of the grant.

     In February 2004, Mr. Royer was also granted 65,750 performance share units in accordance with the EPSU Plan; under the grant conditions established by the H.R. Committee, vesting will take place in three increments of one third each every December 31st of 2004, 2005 and 2006, provided that Domtar’s return on shareholders’ equity (ROE) equals or exceeds the average ROE of the competitor companies in the reference group during the year (PSU-1). The 2004 increment did not vest as the parameters were not attained. Mr. Royer was also granted in February 2004, 150,000 performance share units in accordance with the EPSU Plan the vesting of which, as established by the H.R. Committee, will take place in its entirety on December 31, 2006, provided that Domtar’s ROE equals or exceeds the average ROE of the competitor companies in the reference group during this period (PSU-2). As the objectives of the Executive Deferred Share Unit Plan were not reached, Mr. Royer was not granted any DSUs in 2004. Mr. Royer also receives improved group insurance, and pension benefits.

     Submitted on behalf of the H.R. Committee: Brian M. Levitt, Chair; Paul-Henri Couture, and Louise Roy.

     The above-named individuals served as members of the H.R. Committee during all of the last completed financial year ended December 31, 2004, except for Brian M. Levitt who was appointed on April 29, 2004.

EXECUTIVE COMPENSATION

Summary Compensation Table

     The Summary Compensation Table shows certain compensation information for each of the Executive Officers named therein (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial years ended December 31, 2004, 2003 and 2002.

Annual Compensation (1)	Long-Term Compensation
Awards
Securities	Perfor-	Perfor-
Under	mance	mance
Options/	Deferred	Share	Share
Bonus	SARs	Share	Units-1	Units-2
Salary	($)	Granted	Units (#)	(#)	(#)
Name and Principal Position	Year	($)	(2)	(#)	(3)	(4)	(4)

Raymond Royer	2004	975,000	—	170,000	—	66,481	151,669
President and	2003	880,000	—	115,000	1,730	—	—
Chief Executive Officer	2002	860,000	344,000	99,900	7,119	—	—

Roger H. Brear	2004	US 368,910	—	60,000	—	15,854	50,556
Senior Vice-President -	2003	US 305,000	—	52,000	488	—	—
Paper Manufacturing	2002	US 276,231	US 88,394	46,700	2,012	—	—

Steven A. Barker(5)	2004	US 288,692	—	47,000	—	—	40,445
Senior Vice-President -	2003	US 247,115	—	16,000	—	—	—
Pulp and Paper Sales and Marketing	2002	US 244,481	US 56,400	16,000	—	—	—

James F. Lenhoff(6)	2004	US 287,066(7)	US 21,283(8)	6,700	—	—	—
Senior Vice-President -	2003	US 275,846(7)	US 20,700(8)	6,700	—	—	—
Paper Merchants	2002	US 230,921(7)	US 28,627(8)	6,700	—	—	—

Richard Garneau	2004	316,667	—	47,000	—	10,228	40,445
Senior Vice-President -	2003	295,833	—	38,500	299	—	—
Forest Products	2002	68,750	(9)	22,000	9,000	—	—	—

Daniel Buron(10)	2004	216,777	—	16,000	—	—	30,220
Senior Vice-President and	2003	189,625	—	16,000	—	—	—
Chief Financial Officer	2002	184,167	48,857	16,000	—	—	—

George Kobrynsky(11)	2004	439,500	—	60,000	—	28,083	50,556
Senior Vice-President - Pulp and Paper	2003	419,507	(12)	—	38,500	474	—	—
Sales and Marketing	2002	393,333	125,867	33,300	1,809	—	—

Roland Gagnon(13)	2004	398,333	—	60,000	—	26,593	50,556
Senior Vice-President - Pulp and Paper	2003	385,000	—	38,500	426	—	—
Supply Chain and Information Technology	2002	356,667	114,133	33,300	1,708	—	—

(1)	Perquisites and personal benefits did not exceed the lesser of $50,000 and 10% of the annual salary and bonus for any of the Named Executive Officers.

(2)	Bonuses are generally paid in cash in the year following the financial year in which they were earned. No bonuses were earned for 2004 as the Corporation did not meet its targets pursuant to the Profit-Sharing Plan (see page 8).

(3)	See Long-Term Incentive Compensation on page 11 for a description of the Executive Deferred Share Unit Plan. No DSUs were granted in 2004.

(4)	See Long-Term Incentive Compensation on page 11 for a description of the Executive Performance Share Unit Plan. These amounts also include reinvested dividends. PSUs-1 vest according to the following schedule: 1/3 on December 31, 2004, 1/3 on December 31, 2005 and 1/3 on December 31, 2006, provided that Domtar’s return on shareholders’ equity (ROE) equals or exceeds the average ROE of the competitor companies in the reference group during each year. The 2004 increment did not vest as the parameters were not attained. PSUs-2 will vest entirely on December 31, 2006, provided that Domtar’s ROE equals or exceeds the average ROE of the competitor companies in the reference group during that period.

(5)	Mr. Barker was appointed Senior Vice-President, Paper Merchants, in January 2004; and Senior Vice-President, Pulp and Paper Sales and Marketing on December 17, 2004 and his salary was established at US$320,000 as of that date.

(6)	Mr. Lenhoff was appointed Senior Vice-President, Paper Merchants on December 17, 2004 and his salary was established at US$260,000 as of that date.

(7)	Includes commissions of US$50,920 in 2002, US$95,846 in 2003 and US$79,443 in 2004.

(8)	These amounts represent payouts under Ris Paper’s bonus plan.

(9)	Mr. Garneau joined Domtar on October 1, 2002.

(10)	Mr. Buron was appointed Senior Vice-President and Chief Financial Officer on May 11, 2004. As of December 17, 2004, his salary was established at $300,000.

(11)	Mr. Kobrynsky no longer holds the position of Senior Vice-President - Pulp and Paper Sales and Marketing, effective December 17, 2004. He ceased to be an Executive Officer as of that date. Mr. Kobrynsky retired effective March 1, 2005, and his Deferred Share Units and Performance Share Units were cancelled.

(12)	Includes a payment of $9,507 for vacation not taken.

(13)	Mr. Gagnon no longer holds the position of Senior Vice-President - Pulp and Paper Supply Chain and Information Technology, effective December 17, 2004. He ceased to be an Executive Officer as of that date.

     The table below shows information regarding grants of Options and Rights made to the Named Executive Officers under the Stock Plan during the financial year ended December 31, 2004.

Options/Rights Grants During the Most Recently Completed Financial Year

					Market Value
	Securities				of Securities
	Under		% of Total		Underlying
	Options (1)/		Options/Rights	Exercise	Options/Rights
	Rights (2)		Granted to	or	on the
	Granted		Employees in	Base Price	Date of Grant	Expiration
Name	(#)		Financial Year	($/Security)	($/Security)	Date

Raymond Royer	100,000	(1)	7.90%	15.53	15.53	Feb. 3, 2014
	70,000	(2)	15.54%	13.977	15.53	Feb. 3, 2014

Roger H. Brear	45,000	(1)	3.55%	15.53	15.53	Feb. 3, 2014
	15,000	(2)	3.33%	13.977	15.53	Feb. 3, 2014

Steve A. Barker	35,000	(1)	2.76%	15.53	15.53	Feb. 3, 2014
	12,000	(2)	2.66%	13.977	15.53	Feb. 3, 2014

James F. Lenhoff	5,000	(1)	0.39%	15.53	15.53	Feb. 3, 2014
	1,700	(2)	0.38%	13.977	15.53	Mar. 4, 2004

Richard Garneau	35,000	(1)	2.76%	15.53	15.53	Feb. 3, 2014
	12,000	(2)	2.66%	13.977	15.53	Feb. 3, 2014

Daniel Buron	12,000	(1)	0.95%	15.53	15.53	Feb. 3, 2014
	4,000	(2)	0.89%	13.977	15.53	Mar. 4, 2004

George Kobrynsky	45,000	(1)	3.55%	15.53	15.53	Feb. 3, 2014
	15,000	(2)	3.33%	13.977	15.53	Mar. 4, 2004

Roland Gagnon	45,000	(1)	3.55%	15.53	15.53	Feb. 3, 2014
	15,000	(2)	3.33%	13.977	15.53	Feb. 3, 2014

     The following table summarizes for each of the Named Executive Officers the number of Options (which for purposes hereof include Rights) exercised during the financial year ended December 31, 2004, the aggregate value realized upon exercise, and the total number of unexercised Options held at December 31, 2004. Options covering 540,270 Common Shares were exercised during 2004. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the Options. Value of unexercised-in-the-money Options at financial year-end is the difference between its exercise or base price and the fair market value of the underlying stock which was $14.50 per share on December 31, 2004. These values, unlike the amounts set forth in the column Aggregate Value Realized, have not been, and may not be, realized. The underlying Options have not been and may not be exercised; and actual gains, if any, on exercise will depend on the value of the Corporation’s Common Shares on the date of exercise. There can be no assurance that these values will be realized.

Aggregated Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

	Securities			Value of Unexercised
	Acquired		Unexercised	in-the-Money
	On	Aggregate	Options and SARs	Options and SARs
	Exercise	Value	at FY-End	at FY-End
	(#)	Realized	(#)	($)
Name	(1)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Raymond Royer(2)	70,000	108,710	632,531 / 246,250	1,708,203 / 45,000
			(nil / nil)(3)	(nil / nil)(3)

Roger H. Brear	nil	nil	99,500 / 112,500	43,525 / 1,000
			(nil / nil)(3)	(nil / nil)(3)

Steven A. Barker	nil	nil	24,750 / 56,000	28,476 / 7,200
			(nil / nil)(3)	(nil / nil)(3)

James F. Lenhoff	1,700	2,640	2,500 / 12,500	nil / nil
			(nil / nil)(3)	(nil / nil)(3)

Richard Garneau	nil	nil	16,500 / 69,500	6,276 / nil
			(nil / nil)(3)	(nil / nil)(3)

Daniel Buron(2)	5,875	14,931	11,000 / 31,875	nil / 4,500
			(nil / nil)(3)	(nil / nil)(3)

George Kobrynsky(2)	46,000	78,165	32,500 / 93,750	nil / 15,000
			(nil / nil)(3)	(nil / nil)(3)

Roland Gagnon(2)	nil	nil	133,674 / 93,750	258,456 / 15,000
			(nil / nil)(3)	(nil / nil)(3)

(1)	Securities acquired during 2004 upon the exercise of Options and/or Rights under the share purchase feature of the Stock Plan.

(2)	Messrs. Royer, Buron, Kobrynsky and Gagnon received respectively 6,225, 625, 2,075 and 2,075 bonus shares on February 6, 2004, pursuant to the Stock Plan. The bonus shares issued on such date had a market value of $15.56.

(3)	The amounts shown in parentheses represent SARs granted under the Stock Plan. No SARs have been granted since 1991. See Executive Stock Option and Share Purchase Plan.

     The following table shows, as at December 31, 2004, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. Information has been aggregated either by equity compensation plans requiring the issuance of Common Shares previously approved by shareholders or by equity compensation plans requiring the issuance of Common Shares not previously approved by shareholders, of which there are none to report. The numbers shown under “Equity compensation plans approved by security holders” relate to the Stock Plan. Please refer to the description of the Stock Plan in page 9 of this Circular.

(C)
Number of
securities
remaining available
for future issuance
	(A)		under equity
	Number of		compensation plans
	securities to be	(B)	(excluding
	issued upon	Weighted average	securities
	exercise of	exercise price of	reflected in column
	outstanding options	outstanding options	(A)
Plan category	(Common Shares)	($)	(Common Shares)
Equity compensation plans approved by security holders	5,306,553	14.83	4,416,659
Equity compensation plans not approved by security holders	n.a.	n.a.	n.a.

RETIREMENT BENEFITS

     To encourage designated and other Executive Officers to remain in the Corporation’s service, the Corporation provides certain benefits through basic pension and supplemental pension benefit plans.

a) Basic Pension Benefits (Canadian plan)

     The table below shows the estimated annual benefits payable to participants under the Domtar Pension Plan for Non-Negotiated Employees (the “Domtar Pension Plan”) upon normal retirement.

Remuneration	Years of Service(1)
($)	15	20	25	30	35
100,000	27,500	36,660	45,830	55,000	64,160
200,000	27,500	36,660	45,830	55,000	64,160
300,000	27,500	36,660	45,830	55,000	64,160
400,000	27,500	36,660	45,830	55,000	64,160
500,000	27,500	36,660	45,830	55,000	64,160
600,000	27,500	36,660	45,830	55,000	64,160
700,000	27,500	36,660	45,830	55,000	64,160
800,000	27,500	36,660	45,830	55,000	64,160

(1)	The maximum annual pension allowed in 2004 is $1,833 for each year of service. This maximum annuity will increase to $2,000 in 2005.

     The Domtar Pension Plan is registered with the Canadian federal and provincial authorities. It has two options, a defined benefit option and a defined contribution option.

     Participation in the Domtar Pension Plan is mandatory for all employees hired since January 1, 1998. Employees may join the defined contribution option. Participation is mandatory no later than the first day of January following completion of two years of continuous service with the Corporation.

     Under the defined benefit option, the Domtar Pension Plan is funded by the Corporation and by employee contributions. It provides for normal retirement benefits beginning at age 65, while permitting early retirement with reduced benefits. Since January 1, 2000, the annual benefits payable are equal to 1.5% (1.3% for the contributing years before January 1, 2000) of the average of the Yearly Maximum Pensionable Earnings (“YMPE”) during the five years preceding the employee’s termination of employment, plus 2% of the employee’s best average earnings during any consecutive 60 months in the last 120-month period prior to his termination of employment divided by five, in excess of the average of the YMPE, multiplied by his years of contributory service. Employees with at least 15 years of continuous employment and retiring after attainment of age 55 but prior to age 65 will also be eligible for a bridging supplement based upon the employee’s number of years of continuous service with the Corporation (maximum of 30 years).

     Under the defined contribution option, the Domtar Pension Plan is funded by the Corporation and by employee contributions. Since September 1, 2000, the level of contributions varies from 1.5% to 6.5% of the pensionable earnings depending upon the employee’s age and years of continuous service. The pensionable earnings on which the employee may contribute each year are limited to $100,000. The Corporation matches the employees’ contributions at 100%.

b) Basic Pension Benefits (American plans)

     The Domtar US Salaried Pension Plan is entirely funded by the Corporation. Participation in the plan is mandatory upon completion of one year of service. Each year, a percentage of the employee’s financial earnings is credited to his account. This percentage is based on the employee’s age as of January 1st of the calendar year during which the allocation is made to his account. In addition, the employee’s account is credited with an interest equal to the annual rate of interest on 30-year Treasury Constant Maturities published by the Federal Reserve Board. Benefits under the Pension Plan are fully vested in the employee after three years of service.

     Salaried employees may also enroll if they wish in the Domtar US Salaried 401(k) Plan after three months of service and if they do so, Company contributions will commence after one year of service. The plan allows employees to contribute from 1% to 60% of their earnings on a pre-tax basis, subject to the limits of the federal legislation. The Company matches 100% of the first 3% of pay and 50% of pay between 3% and 8%. Company contributions are fully vested in the employee after three years of service .

c) Supplemental Pension Benefits

     The Corporation also has a supplemental pension benefit program for members of the Management Committee.

     Under this program, members in Canada will receive benefits payable out of the general funds of the Corporation. The annual benefits payable are equal to 2% of the best average earnings for each year of contributory service up to ten years plus, if the number of years of contributory service exceeds 10, 10% and, for each year of contributory service in excess of 10 years, 2 1/2% of the best average earnings, with a maximum of 60%, less any amounts payable under the Domtar Pension Plan.

     Under this program, benefits are funded for the Canadian members of the Management Committee in the event of a change of control in which case there will be immediate funding, or if they continue to occupy their position until normal retirement age (currently age 65) in which case funding will be made over a period of five years starting at age 60.

     Under this program, members in the United States will receive a pension benefit payable from the general funds of the Corporation. Normal annual pension benefits could correspond to 50% of their average annual earnings during the 48 months prior to their retirement, less any benefit payable under the Corporation’s pension plan and any benefit attributable to the Corporation’s contributions under the 401(k) plan.

     The Corporation has entered into a retirement agreement with Mr. Royer providing for supplemental pension benefits, which, with those provided by the Domtar Pension Plan, will provide him with an annual pension calculated as provided in the supplemental pension benefit program mentioned above except that each year of credited service will count for two years of credited service. The annual estimated amount payable as at December 31, 2004 to Mr. Royer under the terms of his agreement would be $682,500. This amount is inclusive of the Domtar Pension Plan amount.

     The annual estimated amounts at age 65 payable as at December 31, 2004 under the pension benefit programs would be: US$196,000 for Mr. Barker, US$234,500 for Mr. Brear, $209,020 for Mr. Buron, $118,005 for Mr. Gagnon, $83,430 for Mr. Garneau, and $311,652 for Mr. Kobrynsky. For purposes of determining the benefit payable under the Domtar Pension Plans, base salary and bonuses are used (see Summary Compensation Table on page 13).

     The years of service determined under the provisions of the Pension Plans as at December 31, 2004 are: for Messrs. Barker, 4 years and 6 months; Brear, 3 years and 4 months; Buron, 4 years and 7 months; Gagnon, 7 years and 8 months; Garneau, 2 years and 3 months; Kobrynsky, 29 years and 9 months; and Royer, 8 years and 4 months.

Employment Agreements

     Since September 3, 1996, the Corporation has retained the services of Mr. Royer as President and Chief Executive Officer for an indefinite term. Upon termination at any time of Mr. Royer’s employment for reasons other than cause, resignation, death, long-term disability, his 65th birthday, or upon a substantial change in his responsibilities or compensation, he will be entitled to receive an amount equal to two times the sum of his annual base salary and target annual bonus plus one month of his base salary and one-twelfth of his target annual bonus for each year of service with the Corporation, up to a maximum of two-and-a-half times the sum of his annual base salary and target annual bonus. In December 2002, the Board of Directors approved an extension of Mr. Royer’s employment agreement until the end of 2006, i.e. beyond his 65th birthday. The financial terms of Mr. Royer’s employment agreement are set out above under “CEO Compensation“, page 12 and “Summary Compensation Table”, page 13.

     The Corporation has a policy pursuant to which the executive officers of the Corporation (see above under Report on Executive Compensation) will be compensated in the event of termination of their employment for reasons other than cause, resignation, death, or uninterrupted continuous employment with a successor corporation. Pursuant to this policy, each of Messrs. Barker, Brear, Buron, Garneau and Lenhoff would be entitled to receive an amount equal to two times the amount of their annual base salary.

INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

     The aggregate outstanding indebtedness to the Corporation or its subsidiaries as at December 31, 2004 of all present and former Directors, officers and employees entered into in connection with purchases of securities of the Corporation, excluding routine indebtedness (as defined under applicable Canadian securities laws), was $13,060,801. As at February 28, 2005 there was no other outstanding indebtedness to the Corporation or its subsidiaries of all present and former Directors, officers and employees. The following table gives the details of the loans granted to the persons who, during the year ended December 31, 2004, were Directors or Executive Officers of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER SECURITIES PURCHASE PROGRAMS

				Financially
				Assisted
				Securities
				Purchases
		Largest Amount	Amount	During Year
		Outstanding	Outstanding	Ended	Security for
	Involvement	During Year	as at	December 31,	Indebtedness
	of Issuer or	Ended December 31,	December 31,	2004 (#)	(#)
Name and Principal Position	Subsidiary	2004($)	2004 ($)	(1)	(2)

Steven A. Barker
Senior Vice-President -
Pulp and Paper Sales and Marketing	Lender	116,920	116,920	nil	8,000

Robert J. Belanger(3)
Senior Vice-President - Specialty Papers	Lender	145,134	108,018	2,500	7,500

Claude Belley
Senior Vice-President - Human Resources	Lender	341,584	197,771	nil	13,300

Roger H. Brear
Senior Vice-President -
Paper Manufacturing	Lender	173,979	173,979	nil	11,700

Daniel Buron(3)
Senior Vice-President and
Chief Financial Officer	Lender	172,828	172,828	4,000	12,000

James F. Lenhoff(3)
Senior Vice-President - Paper Merchants	Lender	73,452	73,452	1,700	5,100

Hubert Pelletier(3)
Senior Vice-President - Paper Supply Chain	Lender	277,593	277,593	4,000	21,253

Pierre Trudel(3)
Senior Vice-President -
Pulp and Paper Technology	Lender	202,348	202,348	4,000	14,000

George Kobrynsky(4)
Senior Vice-President - Pulp and Paper
Sales and Marketing	Lender	90,387	nil	nil	nil

Roland Gagnon(5)
Senior Vice-President - Pulp and Paper
Supply Chain and Information Technology	Lender	429,323	429,323	nil	44,895

(1)	Effective in 2003, no financial assistance is available to the Executive Officers for the purchase of the Corporation’s securities.

(2)	Common Shares of the Corporation pledged as security.

(3)	Mr. Buron was appointed on May 11, 2004 and Messrs. Belanger, Lenhoff, Pelletier and Trudel were appointed on December 17, 2004, as Executive Officers. As indicated in (1) above, financial assistance is no longer available to them to purchase the Corporation’s securities, as of the date of their appointment.

(4)	Mr. Kobrynsky no longer holds the position of Senior Vice-President Pulp and Paper Sales and Marketing, effective December 17, 2004. He ceased to be an Executive Officer as of that date. Mr. Kobrynsky retired effective March 1, 2005.

(5)	Mr. Gagnon no longer holds the position of Senior Vice-President - Pulp and Paper Supply Chain and Information Technology, effective December 17, 2004. He ceased to be an Executive Officer as of that date.

PERFORMANCE GRAPH

     The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Corporation’s Common Shares compared with the cumulative total return of the S&P/TSX Composite, the TSX Paper and Forest Products and the S&P/TSX Canadian Materials Indices.

     The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percent, can be calculated from the year-end investment values shown in the graph below.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 invested on December 31, 1999

		Year-end 1999	2000		2001		2002		2003		2004
DTC	●	100	80	-20%	96	19%	94	-1%	98	4%	90	-9%
TSX Composite	■	100	107	7%	94	-13%	82	-12%	104	27%	119	14%
TSX P&FP	▲	100	94	-6%	99	5%	102	3%	100	-2%	99	-1%
TSX Materials	◆	100	93	-7%	103	11%	110	7%	140	27%	149	7%

APPOINTMENT OF AUDITORS

     Pursuant to the recommendation of the Directors of the Corporation, except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the enclosed form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP, who have served as auditors of the Corporation since 1952, and became the Corporation’s sole auditors on May 1, 2003, as auditors of the Corporation until the next annual meeting of shareholders.

AUDIT AND NON-AUDIT SERVICES FEES

     The Audit Committee of the Board of Directors of the Corporation adopted in April 2003 the Audit and Non-Audit Services Pre-Approval Policy that may be found on our web site at www.domtar.com

     Fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2004 and 2003 are detailed below:

(in thousands of Canadian dollars)	Years ended December 31,
	2004	2003
Audit Fees	1,178	1,368
Audit Related Fees	341	422
Income Tax Return Services Fees	32	62
All Other Fees	56	12

Total	1,607	1,864

AUDIT COMMITTEE INFORMATION

     Pursuant to Multilateral Instrument 52-110, and Form 52-110F1, disclosure on the Audit Committee Information may be found in the Corporation’s Annual Information Form dated March 24, 2005.

SHAREHOLDER PROPOSAL

     The outside date for submission of proposals by shareholders to the Corporation for inclusion in next year’s Management Proxy Circular in connection with next year’s Annual Meeting of the Holders of Common Shares will be January 5, 2006.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

APPROVAL BY DIRECTORS

     The Directors of the Corporation have approved the contents and the sending of this Management Proxy Circular.

/ s /

DATED at Montreal, Quebec	RAZVAN L. THEODORU
March 24, 2005	Corporate Secretary

DOMTAR INC.
395 de Maisonneuve Blvd. West
Montreal, Quebec
Canada H3A 1L6

UPON REQUEST TO THE SECRETARY OF THE CORPORATION AT THE ABOVE-MENTIONED ADDRESS, SECURITY HOLDERS OF THE CORPORATION MAY RECEIVE, FREE OF CHARGE, THE LATEST ANNUAL INFORMATION FORM, THE AUDITED COMPARATIVE FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS AND THE PROXY CIRCULAR.

Security Class Holder Account Number

Proxy Form - Annual Meeting to be held on April 28, 2005

Notes to Proxy
1.	Every holder has the right to appoint some other person of his/her choice, who needs not be a holder, to attend and act on his/her behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and strike out the other names.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you must require documentation evidencing your power to sign the proxy with signing capacity stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.

•	Go to the following web site: www.computershare.com/ca/proxy
•	Proxy Instructions must be received by 5:00 pm, Eastern Time, April 27, 2005.

•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

If you vote by the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m. Eastern Time, on April 27, 2005.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy
The undersigned holder of Common Shares of Domtar Inc. (the “Corporation”) hereby appoints: Brian M. Levitt, the Chair of the Board, or failing him, Raymond Royer, the President and Chief Executive Officer, or failing him, Razvan L. Theodoru, the Corporate Secretary	OR	Print the name of the person you are appointing if this person is someone other than those designated the proxy of the undersigned, with powers of substitution, to attend, act at and vote for and on behalf of the undersigned any and all of the Common Shares of the Corporation held of record by the undersigned on March 15, 2005 at the Annual Meeting of the holders of Common Shares to be held in the City of Montréal, Province of Québec, Canada, on April 28, 2005, and at any adjournment thereof and including, without limiting the general authorization and power hereby given:

1.   Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Jack C. Bingleman	☐	☐	06. Jacques Laurent	☐	☐	11. Robert J. Steacy	☐	☐
02. Raymond Chrétien	☐	☐	07. Brian M. Levitt	☐	☐	12. Gene R. Tyndall	☐	☐
03. Paul-Henri Couture	☐	☐	08. Gilles Ouimet	☐	☐	13. Edward J. Waters	☐	☐
04. Louis P. Gignac	☐	☐	09. Louise Roy	☐	☐
05. Claude R. Lamoureux	☐	☐	10. Raymond Royer	☐	☐

OR

All the proposed nominees			For	☐		Withhold	☐

2. Appointment of Auditors

to vote FOR or WITHHOLD from voting with respect to the appointment of the auditors			For	☐		Withhold	☐

and to vote at the discretion of such proxy in respect of amendments to the foregoing or on such other matters as may properly be brought before the Annual Meeting.

The Common Shares represented by this proxy will be voted or withheld from voting as specified but, if no specification is made, the Common Shares will be voted FOR each matter.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports		Annual Reports
In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail.	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

D T C Q

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)

Date: March 24, 2005.	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru
Assistant Secretary